Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

January 28, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 31, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from NOVONIX Limited (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

American Depositary Shares, each representing four ordinary shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi